PB

FJ 12/29

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SECUR 05044962 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 AND ENDING September 30, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Chambers Street
(No. and Street)

Princeton, NJ 08542
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sword, Jr. 609-924-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive, Princeton, NJ 08540
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 28 2005
WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Sword, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities Corporation, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William Sword Jr. Managing Director

Title

Notary Public

KATHLEEN CAMISA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/5/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWORD SECURITIES CORPORATION
CONTENTS TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

	Page
Independent Auditors' Report	1
Statements of Financial Condition September 30, 2005 and 2004	2
Statements of Operations For the Years Ended September 30, 2005 and 2004	3
Statements of Changes in Stockholder's Equity For the Years Ended September 30, 2005 and 2004	4
Statements of Cash Flows For the Years Ended September 30, 2005 and 2004	5
Notes to Financial Statements	6 - 8
Supplementary Information:	
Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 September 30, 2005 and 2004	9
Independent Auditors' Supplementary Report on Internal Accounting Control	10 -11

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sword Securities Corporation:

We have audited the accompanying statements of financial condition of Sword Securities Corporation as of September 30, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sword Securities Corporation as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith+Brown P.C.

November 15, 2005

SWORD SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 62,243	$ 103,741
Restricted cash	--	4,105
Receivable from correspondent broker	13,411	13,183
Deposits	380	638
Equipment, net of accumulated depreciation of $2,186 and $937 for 2005 and 2004, respectively	624	1,873
TOTAL ASSETS	$ 76,658	$ 123,540
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 135	$ 70,297
Accounts payable - related party	2,898	--
Income taxes payable	500	2,715
Total Liabilities	3,533	73,012
Stockholder's Equity:		
Common stock, $1 par value; authorized 3,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	112,691	112,691
Accumulated deficit	(39,666)	(62,263)
Total Stockholder's Equity	73,125	50,528
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 76,658	$ 123,540

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Revenues:		
Brokerage commissions	$ 199,671	$ 141,962
Management fees	120,015	80,660
Interest	331	95
Total Revenues	320,017	222,717
Costs and Expenses:		
Commissions	59,102	17,808
Communications and research	87	--
Trading expenses	--	21
Regulatory fees	6,994	5,937
Accounting	9,850	3,725
Legal	125	1,120
Consulting	213,932	130,790
Travel	--	17
Business meals and entertainment	125	482
Postage	49	1,508
Miscellaneous	127	152
Management fee - related party	--	35,000
Contributions	--	250
Depreciation	1,249	937
Total Costs and Expenses	291,640	197,747
Income Before Provision for Income Taxes	28,377	24,970
Provision for Income Taxes		
Current	5,780	2,825
Total Provision for Income Taxes	5,780	2,825
Net Income	$ 22,597	$ 22,145

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, September 30, 2003	$ 100	$ 110,568	$ (84,408)	$ 26,260
Additional Capital Contribution	--	2,123	--	2,123
Net Income	--	--	22,145	22,145
Balance, September 30, 2004	100	112,691	(62,263)	50,528
Net Income	--	--	22,597	22,597
Balance, September 30, 2005	$ 100	$ 112,691	$ (39,666)	$ 73,125

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
Cash Flows from Operating Activities:		
Net income	$ 22,597	$ 22,145
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	1,249	936
Cash provided by (used for) changes in:		
Restricted cash	4,105	19,947
Receivable from correspondent broker	(228)	(7,398)
Prepaid expenses	--	469
Deposits	258	(580)
Accounts payable and accrued expenses	(70,162)	67,214
Accounts payable - related party	2,898	--
Income taxes payable	(2,215)	2,215
Net Cash Provided by (Used for) Operating Activities	(41,498)	104,948
Cash Flows from Investing Activities:		
Purchase of equipment	--	(2,810)
Net Cash Used for Investing Activities	--	(2,810)
Net Increase (Decrease) in Cash	(41,498)	102,138
Cash at Beginning of Year	103,741	1,603
Cash at End of Year	$ 62,243	$ 103,741

Supplemental Disclosure of Cash Flow Information:

	2005	2004
Cash paid during the year for:		
Income taxes	$ 6,646	$ 610

Supplemental Disclosures of Non-Cash Investing and Financing Activities:

During the year ended September 30, 2004, the parent company forgave $2,123 of net expenses paid on behalf of the Company, which were considered capital contributions.

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

A. Nature of Business Operations

Sword Securities Corporation was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company is a wholly owned subsidiary of Wm Sword & Co. Incorporated.

B. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

In accordance with industry practice, brokerage commissions on securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. There would be no material effect on the financial statements if such transactions were recorded on the trade date.

D. Receivables and Credit Policies

Receivables from correspondent broker consist of commissions earned through the Company's clearing agreement and are generally payable within 30 days. Amounts receivable over 30 days are considered delinquent. Management assesses the need to record an allowance for uncollectible receivables based on past due amounts. There are no delinquent accounts as of September 30, 2004.

E. Depreciation

Depreciation is computed using the straight-line method over the asset's economic useful lives. The depreciable life of the Company's equipment is three to five years.

F. Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year.

Note 2 - Correspondent Broker Agreements

The Company has a clearing agreement with a correspondent broker, Bear Stearns.

Note 3 - Receivable from Correspondent Broker:

The receivable from correspondent broker represents commissions earned from another broker-dealer with whom the Company acts as an introducing broker-dealer, forwarding all of the transactions of its customers to the correspondent broker-dealer for clearing on a fully disclosed basis. Receivables from correspondent brokers amounted to $13,411 and $13,183 as of September 30, 2005 and 2004, respectively.

Note 4 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At September 30, 2005 the Company had net capital of $72,121, which was $67,121 in excess of its required minimum net capital of $5,000. Also, at September 30, 2005, the Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.0.

Note 5 - Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Note 6- Income Taxes:

Temporary differences which give rise to significant deferred income tax assets and (liabilities) at September 30, 2005 and 2004 are as follows:

	2005	2004
Assets:		
Capital Loss Carryforwards	$ 8,727	$ 8,727
State Net Operating Loss Carryforwards	4,616	--
Accrual to Cash Adjustment	394	--
Valuation Allowance	(13,737)	(8,727)
Deferred Tax Asset, Net	$ --	$ --

The provision for income tax expense (benefit) for the years ended September 30 consist of the following components:

	2005	2004
Federal-Current	$ --	$ 3,524
State-Current	5,780	1,997
Benefit of Net Operating Loss Carryforwards	--	(2,696)
Deferred	--	--
Total	$ 5,780	$ 2,825

The income tax provisions differ from the expected tax computed at the federal statutory rates due to non-deductible expenses and the use of net operating loss carryforwards. The Company files its Federal income tax return as part of the consolidated Parent income tax return. The Company has net operating loss carryforwards for state purposes expiring as follows: 2011 - $12,607 and 2014 - $48,947.

Note 7 - Related Party Transactions:

During the year ended September 30, 2004, the parent company paid total expenses on behalf of the Company in the amount of $2,123, and forgave this amount which is considered additional paid-in capital contributions on the statement of financial condition.

For the year ended September 30, 2004, the Company paid its Parent a management fee of $35,000 to cover overhead and other expenses. For the year ended September 30, 2005, the Company paid its Parent $63,931 in consulting fees, $2,898 of which is in accounts payable - related party as of September 30, 2005.

Note 8 - Concentration of Credit Risk:

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

In June 2005, the Company terminated its agreement with Medley Global Advisors LLC. During the years ended September 30, 2005 and 2004, Revenue and expenses related to Medley amounted to $199,479 and $185,362 for the year ended September 30, 2005 and $87,773 and $79,204 for the year ended September 30, 2004, respectively.

SWORD SECURITIES CORPORATION
SCHEDULES OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2005 AND 2004

	2005	2004
Total Stockholder's Equity	$ 73,125	$ 50,528
Less Nonallowable Assets:		
Deposits	380	638
Equipment, net	624	1,873
Total Nonallowable Assets	1,004	2,511
Haircuts	--	--
Net Capital	72,121	48,017
Minimum Net Capital Required	5,000	5,000
Net Capital Over Minimum Requirement	$ 67,121	$ 43,017

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of September 30, 2005 and 2004

	2005	2004
Net Capital as Reported in Company's September 30, 2005 and 2004 FOCUS Reports	$ 72,622	$ 50,233
Accounts payable	(1)	(1)
Income taxes payable	(500)	(2,215)
Net Capital, as Stated Above	$ 72,121	$ 48,017

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors,
Sword Securities Corporation:

In planning and performing our audit of the financial statements of Sword Securities Corporation for the year ended September 30, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons (2) recording of differences required by Rule 17a-13 or (3) complying with the requirements for prompt payment for securities of section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WS+B

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, The New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Wittlin Scott & Brown P.C.

November 15, 2005